Execution Version

SUBORDINATED GUARANTEE AGREEMENT

THE REAL BROKERAGE INC.

– and –

THE INVESTORS SET FORTH ON SCHEDULE A HERETO

December 2, 2020

SUBORDINATED GUARANTEE AGREEMENT

THIS SUBORDINATED GUARANTEE AGREEMENT (this “Guarantee”) is made effective the 2nd day of December, 2020,

BETWEEN:

THE REAL BROKERAGE INC., a corporation incorporated

under the laws of the Province of British Columbia (the “Guarantor”)

– and –

Each of the investors set forth on Schedule A hereto

(collectively with any person or persons to whom such

parties’ rights under this Guarantee have been assigned or transferred in whole or in part in accordance with Section 6.4, the “Investors”, and each an “Investor”)

WHEREAS:

A. The Guarantor is the direct parent of REAL PIPE, LLC, a limited liability company existing under the laws of the State of Delaware (the “Issuer”).

B. The Issuer has agreed to issue and sell to the Investors, and the Investors have agreed to subscribe for and purchase, an aggregate of 17,236,842 Preferred Units of the Issuer (such Preferred Units outstanding from time to time, collectively, the “Preferred Units”) pursuant to the Securities Subscription Agreement by and among the Guarantor, the Issuer and the Investors dated as of December 2, 2020 (the “Subscription Agreement”).

C. The Investors have agreed to subscribe for the Preferred Units on the condition that the Guarantor guarantees the obligation of the Issuer to pay to the Investors the Guaranteed Obligations in respect of such Investor’s Preferred Units irrespective of whether the Issuer has sufficient net assets or available funds to do so, which guarantee will rank junior to any Senior Indebtedness of the Guarantor.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions

Except as set out as follows, capitalized terms used herein and not otherwise defined below shall have the meanings attributed to such terms in the Subscription Agreement:

“Credit Facilities” shall mean (i) Senior Indebtedness for borrowed money, (ii) Senior Indebtedness evidenced by bonds, debentures, notes or other similar instruments, (iii) Senior Indebtedness evidenced by letters of credit, bankers’ acceptances and other similar instruments, and (iv) Senior Indebtedness under hedging obligations, whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed;

“Event of Default” has the meaning assigned to that term in Section 4.2;

“Governmental Authority” has the meaning assigned to that term in Section 5.1(d);

“Guaranteed Obligations” shall mean all obligations of the Issuer to the Investors relating to the Preferred Units. For greater certainty, under no circumstance shall any obligations owed to any holder of common shares of the Guarantor, solely in its capacity as a holder of common shares, be deemed Guaranteed Obligations for purposes of this Guarantee;

“Guarantor” has the meaning assigned to that term in the recitals;

“Indebtedness” means, with respect to the Guarantor, without duplication, (i) the unpaid principal, accrued and unpaid interest, premiums, penalties (including prepayment penalties), breakage costs and other fees, expenses (if any, including third party expenses), and other payment obligations and amounts owing by the Guarantor; (ii) all obligations as evidenced by notes, debentures, bonds or other similar instruments, (iii) all obligations under conditional sale or other title retention agreements relating to property acquired by the Guarantor,(iv) all obligations, contingent or otherwise, of the Guarantor as an account party in respect of letters of credit and letters of guarantee or bankers acceptances;; (v) all obligations with respect to interest rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to the Guarantor); and (vi) all guarantees of any of the foregoing;

“Indemnified Taxes” has the meaning assigned to that term in Section 4.7;

“Investor” or “Investors” has the meaning assigned to that term in the recitals;

“Issuer” has the meaning assigned to that term in the recitals;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer dated as of December 2, 2020;

“Officer’s Certificate” means a certificate signed by any officer or director (or the equivalent) of the Guarantor;

“Preferred Units” has the meaning assigned to that term in the recitals;

“Senior Indebtedness” means the principal of and the interest and premium (and any other amounts payable thereunder), if any, in respect of:

(a) all Indebtedness (including any Indebtedness to trade creditors which for greater certainty does not include trade payables) and related liabilities and obligations of the Guarantor (other than Guaranteed Obligations), whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed; and

(b) all renewals, extensions, restructurings, refinancings and refundings of any such Indebtedness and related liabilities and obligations referred to in clause (a) above;

provided, however, that Senior Indebtedness shall not include (i) any obligation of the Guarantor to any subsidiary of the Guarantor, or of such subsidiary to the Guarantor or any other subsidiary of the Guarantor, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Guarantor, (iii) any obligations with respect to any equity securities in the capital of the Guarantor, and (iv) any Indebtedness pursuant to which the terms of the instrument creating or evidencing such Indebtedness provide that such Indebtedness ranks pari passu with, or is subordinated in right of payment to, this Guarantee;

“Subscription Agreement” has the meaning assigned to that term in the recitals; and

“Transaction Agreements” has the meaning assigned to that term in the Subscription Agreement.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Guarantee and unless the context otherwise requires, in this Guarantee:

(a) the terms “Guarantee”, “this Guarantee”, “the Guarantee”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Guarantee in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Guarantee;

(c) the division of this Guarantee into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Guarantee;

(g) any reference to this Guarantee means this Guarantee as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States of America;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the following Business Day.

ARTICLE 2

GUARANTEE

2.1 Guarantee

The Guarantor absolutely, irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees in favour of the Investors the due and punctual payment, performance and discharge of the Guaranteed Obligations, as applicable, as and when the same shall be due and payable, whether by lapse of time, acceleration of maturity or otherwise, regardless of any defense (except for the defense to any payment obligation by the Issuer available to it under the express terms of the LLC Agreement), deduction, right of set-off or counterclaim which the Guarantor may now or hereafter have or assert and without abatement, suspension, deferment or diminution on account of any event or condition whatsoever. In addition to the foregoing, notwithstanding anything else herein to the contrary, the Guarantor agrees to pay any and all documented and out of pocket expenses (including reasonable counsel fees and expenses) reasonably incurred by any Investor in enforcing any rights under this Guarantee upon request by such Investor, and in any event within thirty (30) days of such request.

2.2 Waiver of Notice and Defenses

The Guarantor hereby waives any and all notice of acceptance of this Guarantee and any and all notice of the creation, renewal, modification, extension or accrual of the Guaranteed Obligations and irrevocably waives and agrees not to assert any claims for defense, set-off or counterclaim based on promptness, diligence, presentment, demand, protest and notice of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Issuer or any other person now or hereafter in effect.

2.3 Guarantee Absolute

The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with their terms and the terms of this Guarantee, regardless of any Law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Investors with respect thereto. The liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a) any sale, transfer or assignment by any Investor of any Preferred Units or any right, title, benefit or interest of such Investor therein or thereto;

(b) any amendment or change in or to, or any repeal, modification or waiver of the LLC Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations;

(c) any change in the name, shareholders, constitution, capacity, capital or the articles, by-laws or other constating documents of the Guarantor;

(d) any change in the name, members, constitution, capacity, membership interests or the constating documents of the Issuer;

(e) any partial payment by the Issuer, or any release or waiver, by operation of Law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Preferred Units to be performed or observed by the Issuer;

(f) the extension of time for, or any change in the place or manner of, the payment by the Issuer of all or any portion of the Guaranteed Obligations or the extension of time for, or any change in the place or manner of, the performance of any other obligation under, arising out of, or in connection with, the LLC Agreement;

(g) any failure, omission, delay or lack of diligence on the part of any Investor to enforce, assert or exercise any right, privilege, power or remedy conferred on such Investor pursuant to the terms of the LLC Agreement, or any action on the part of any Investor granting indulgence or extension of any kind;

(h) subject to Section 4.1.2, the recovery of any judgment against the Issuer, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of the Issuer or the Guarantor, any sale or other disposition of all or substantially all of the assets of the Issuer, or any judicial or extrajudicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting the Issuer, the Guarantor or any of the assets of the Issuer or the Guarantor;

(i) any circumstance, act or omission that would prevent subrogation operating in favour of the Guarantor;

(j) any illegality, invalidity of, or defect or deficiency or unenforceability in, the LLC Agreement;

(k) the settlement or compromise of any obligation guaranteed hereby or hereby incurred;

(l) any defense by the Issuer to immunity from suit or any suretyship defense that might be available to the Guarantor; or

(m) any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, the Issuer in respect of any of the Guaranteed Obligations, or the Guarantor in respect of any of the Guaranteed Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantor that its obligations in respect of the Guaranteed Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Guaranteed Obligations. None of the Investors shall be bound or obliged to seek to enforce or exhaust its recourse against the Issuer or any other persons or to take any other action against the Issuer or any other persons before being entitled to demand payment from the Guarantor hereunder.

There shall be no obligation of an Investor to give notice to, or obtain the consent of, the Guarantor with respect to the happening of any of the foregoing.

2.4 Continuing Guarantee

This Guarantee shall apply to and secure any balance due or remaining due to the Investors in respect of the Guaranteed Obligations and shall be binding as an absolute and continuing obligation of the Guarantor. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Guaranteed Obligations must or may be rescinded, is declared or may become voidable, annulled, invalidated, declared to be fraudulent or preferential or must or may otherwise be returned, refunded or repaid by an Investor for any reason, including the insolvency, bankruptcy, dissolution or reorganization of the Issuer or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Issuer or any substantial part of its property, all as though such payment had not been made. If at any time the Issuer is precluded from making payment when due in respect of any Guaranteed Obligations, such amounts shall nonetheless be deemed to be due and payable by the Issuer to the Investors for all purposes of this Guarantee and, subject to Article 3, the Guaranteed Obligations shall be immediately due and payable to the Investors. This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5 Guarantee of Payment

Subject to Article 3, if the Issuer fails to pay any of the Guaranteed Obligations when due, the Guarantor shall pay to such Investor the Guaranteed Obligations immediately, and in any event within fifteen (15) days after demand made in writing by such Investor.

2.6 Subrogation; Set-Off

The Guarantor shall have no right of subrogation in respect of any payment made to Investors hereunder until such time as the Guaranteed Obligations have been fully satisfied. In the case of the liquidation, dissolution, winding-up or bankruptcy of the Issuer (whether voluntary or involuntary), or if the Issuer makes an arrangement or compromise or proposal with its creditors, the Investors shall have the right to receive payment for their full claim and to receive all distributions or other payments in respect thereof until their claims have been paid in full, and the Guarantor shall continue to be liable to the Investors for all and any balance which may be owed to the Investors by the Issuer. The Guaranteed Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of any Investor to prove the whole or part of any claim against the Issuer. If any amount is paid to the Guarantor on account of any subrogation arising hereunder at any time when the Guaranteed Obligations have not been fully satisfied, such amount shall be held in trust by the Guarantor for the benefit of the applicable Investor and shall forthwith be paid to such Investor to be credited and applied against the Guaranteed Obligations. After a demand has been made by an Investor for payment of the Guaranteed Obligations, until the Guaranteed Obligations have been paid in full, the Guarantor shall have no right of set-off or counterclaim against the Issuer.

2.7 Independent Obligations

The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Preferred Units and that the Guarantor shall be liable to make payment (or cause payment to be made) of the Guaranteed Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (m), inclusive, of Section 2.3. The Guarantor will pay (or cause to be paid) the Guaranteed Obligations without regard to any equities between it and the Issuer or any defence, deduction or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or the Issuer may have. The Guarantor herby further covenants and agrees that it shall not assert as a defense in any proceeding to enforce this Guarantee that this Guarantee is illegal, invalid or unenforceable in accordance with its terms.

2.8 Indemnity

If any or all of the Guaranteed Obligations are not duly performed by the Issuer and are not performed by the Guarantor for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Investors from and against all losses resulting from the failure of the Issuer to duly perform such Guaranteed Obligations without duplication.

ARTICLE 3

PRIORITY OF GUARANTEED OBLIGATIONS

3.1 Applicability of Article

The obligations of the Guarantor hereunder shall be postponed and subordinated in right of payment to the prior payment in full of all Senior Indebtedness in accordance with the terms of such Senior Indebtedness whether now outstanding or hereinafter incurred. Each of the Investors, as a condition to and by acceptance of the benefits conferred hereby, agrees to and shall be bound by the provisions of this Article 3.

3.2 Order of Payment

Upon any distribution of the assets of the Guarantor upon any dissolution, winding-up, liquidation or reorganization of the Guarantor, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Guarantor or otherwise:

(a) all Senior Indebtedness shall be first paid in full, or provision made for such payment, before any payment is made on account of the Guaranteed Obligations;

(b) the Guaranteed Obligations shall be paid in full, or provision made for such payment, before any payment is made by the Guarantor on (i) common shares or any other equity securities, rights or interests in the capital of the Guarantor, and (ii) any guarantees now existing or hereafter entered into by the Guarantor with respect to any equity securities, notes, bonds, debentures, agreements in respect of borrowed money and/or any other debt securities or instruments other than, in each case, Senior Indebtedness, of any Subsidiaries or Affiliates of the Guarantor; provided that, upon the demand by any Investor hereunder for the Guarantor to pay the Guaranteed Obligations due to such Investor, the Guarantor shall concurrently pay all Investors the Guaranteed Obligations owed to each such Investor; provided, further, that in the event the assets of the Guarantor available to pay the Guaranteed Obligations to all Investors at such time shall be insufficient to pay in full all amounts with respect to the Guaranteed Obligations to which all Investors are entitled pursuant to this Guarantee, the amounts paid to the Investors in respect of the Guaranteed Obligations shall be made, equally and ratably, in proportion to the amount of the Guaranteed Obligations owed to all other Investors, and any unpaid amounts shall be subject to Section 2.5;

(c) any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, to which the Investors would be entitled except for the provisions of this Article 3 shall be paid or delivered by the trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof; and

(d) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, shall be received by one or more Investors before all Senior Indebtedness is paid in full contrary to the terms hereof, such payment or distribution shall be paid over to the holders of such Senior Indebtedness in accordance with the terms hereof, or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

3.3 Obligation to Pay Not Impaired

Nothing contained in this Article 3 or elsewhere in this Guarantee or in the LLC Agreement is intended to or shall impair, as between the Guarantor, its creditors (other than the holders of Senior Indebtedness), and the Investors, the obligation of the Guarantor, which is absolute and unconditional, to pay (or cause to be paid) to the Investors the Guaranteed Obligations in accordance herewith, as and when the same shall become due and payable in accordance with this Guarantee, or affect the relative rights of the Investors and creditors of the Guarantor other than the holders of the Senior Indebtedness; nor shall anything herein or therein prevent an Investor from exercising all remedies otherwise permitted by applicable Law upon default under this Guarantee, subject to the rights, if any, under this Article 3 of the holders of the Senior Indebtedness in respect of cash, property or securities of the Guarantor that are received upon the exercise of any such remedy.

3.4 No Payment if Credit Facilities in Default

Upon the maturity of any Credit Facilities by lapse of time, acceleration, demand or otherwise, all principal of and interest and premium, if any, on all such matured Credit Facilities (and any other amounts payable thereunder) shall first be paid in full, or shall first have been duly provided for, before any payment by the Guarantor is made (or caused to be made) to Investors on account of the Guaranteed Obligations.

In case of a default under any Credit Facilities permitting the holder thereof to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Credit Facilities, no payment shall be made (or caused to be made) by the Guarantor with respect to the Guaranteed Obligations, and no Investor shall be entitled to demand, institute proceedings for the collection of, or receive any such payment or benefit from the Guarantor (including by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Guaranteed Obligations after the happening of such a default (except as provided in Section 3.5), and unless and until such default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Credit Facilities. For the avoidance of doubt, this Section 3.4 shall not be construed so as to prevent the Investors from receiving and retaining any payments on account of the Guaranteed Obligations at any time when no such default has occurred and is continuing.

The fact that any payment hereunder is prohibited by this Section 3.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

3.5 Confirmation of Subordination

As a condition to the benefits conferred hereby on the Investors, each of the Investors by acceptance thereof agrees to take such action as may be necessary to effectuate the subordination to Senior Indebtedness as provided in this Article 3. Upon the reasonable request of and at the sole cost and expense of the Guarantor, and upon being furnished with an Officer’s Certificate stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness, and specifying the amount and nature of such Senior Indebtedness, each such Investor shall enter into a commercially reasonable written agreement or agreements with the Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 3 as the holder or holders, representative or representatives, or trustee or trustees of such Senior Indebtedness specified in such Officer’s Certificate and in such agreement.

3.6 Investors May Hold Senior Indebtedness

Each of the Investors is entitled to all the rights set forth in this Article 3 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Guarantee deprives such holder of any of its rights as such holder.

3.7 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Guarantor or by any non-compliance by the Guarantor with the terms, provisions and covenants of this Guarantee, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.8 Altering Senior Indebtedness

A holder of Senior Indebtedness has the right to extend, renew, modify or amend the terms of such Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Guarantor or any other person, all without notice to or consent of the Investors and without affecting the subordination herein, the liabilities and obligations of the parties to this Guarantee.

3.9 Additional Senior Indebtedness and Securities

This Guarantee does not restrict the Guarantor from incurring any Indebtedness or otherwise or mortgaging, pledging or charging its properties to secure any Indebtedness or from issuing any securities.

ARTICLE 4

TERMINATION AND REMEDIES

4.1 Termination of Guarantee

4.1.1 This Guarantee and all obligations hereunder will terminate and be of no further force and effect upon the date on which all Preferred Units have been exchanged for common shares in the capital of the Guarantor or any successor thereto (as applicable) in accordance with their terms in respect of the Guaranteed Obligations have been paid in full.

4.1.2 Subject to Section 6.4, all of the rights, obligations and liabilities of the Guarantor pursuant to this Guarantee shall terminate, and the Guarantor shall be discharged of all obligations and covenants under this Guarantee, upon the conveyance, distribution or transfer (including pursuant to a reorganization, consolidation, liquidation, dissolution, sale of any collateral, winding up, merger, amalgamation, arrangement or otherwise) of all or substantially all of the Guarantor’s properties, securities and assets to a person that has assumed in full the obligations of the Guarantor pursuant to and in accordance with Section 6.4.

4.2 Suits for Enforcement by Investors

In the event that the Guarantor fails to pay any Guaranteed Obligations as required (an “Event of Default”) pursuant to the terms of this Guarantee, any Investor may institute judicial proceedings for the collection of the moneys so due and unpaid, may prosecute such proceedings to judgment or final decree and may enforce the same against the Issuer and/or the Guarantor and may collect the moneys adjudged or decreed to be payable in the manner provided by Law out of the property of the Guarantor.

4.3 Investors May File Proofs of Claim

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Guarantor or the property of the Guarantor, each Investor shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for any Guaranteed Obligation then due and payable and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Investors allowed in such judicial proceeding; and

(b) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same.

4.4 Restoration of Rights and Remedies

If any Investor has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Investor, then and in every such case, subject to any determination in such proceeding, the Guarantor and such Investor shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Investors shall continue as though no such proceeding had been instituted.

4.5 Rights and Remedies Cumulative

No right or remedy herein conferred upon or reserved to any Investor is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

4.6 Delay or Omission Not Waiver

No delay by or omission of any Investor to exercise any right or remedy accruing upon an Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by Law to the Investors may be exercised from time to time, and as often as may be deemed expedient, by each Investor.

4.7 Withholding

All payments to be made by the Guarantor to an Investor under this Guarantee shall be paid free and clear of, and without deduction or withholding for or on account of, any taxes; provided, that if the Guarantor is required by applicable Law to deduct or withhold any taxes from any such payment (such taxes required to be deducted or withheld, the “Indemnified Taxes”), then the Guarantor shall (a) make such withholding or deduction; (b) pay to the Investor such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions for taxes (including withholdings and deductions applicable to additional amounts payable under this Section 4.7), the Investor has received or receives an amount equal to that which it would have had or received had no such withholdings or deductions been required; (c) timely remit such taxes directly to the relevant Governmental Authority; and (d) furnish to the Investor, within a reasonable time, evidence of such remittance. The Guarantor shall indemnify and hold harmless an Investor within fifteen (15) Business Days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.7), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Guarantor by an Investor shall be conclusive absent manifest error.

ARTICLE 5

REPRESENTATIONS

5.1 Guarantor Representations

The Guarantor represents, warrants and covenants to each of the Investors, and acknowledges that each of the Investors is relying thereon, that:

(a) The Guarantor is a corporation existing under the laws of the Province of British Columbia and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) The Guarantor has all requisite legal and corporate power and authority to execute and deliver this Guarantee and to perform its obligations hereunder;

(c) The Guarantor has duly authorized, executed and delivered this Guarantee, and, upon acceptance by the Investors, this Guarantee will constitute a valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, self- regulatory authority or the TSX-V (each, a “Governmental Authority”) or other person is required for the execution, delivery or performance of this Guarantee by the Guarantor; and

(e) Neither the entering into, delivery or performance of the Guarantee nor the completion of the transactions contemplated hereby by the Guarantor will: (i) conflict with or result in the violation or breach of any of the provisions of the articles or by-laws of the Guarantor, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of the Guarantor pursuant to any agreement or other instrument to which the Guarantor is a party or by which the Guarantor is bound or to which any of the assets of the Guarantor is subject, or (iii) result in the violation of any Law applicable to the Guarantor, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not impair or delay its ability to perform its obligations hereunder.

The representations and warranties of the Guarantor contained in this Guarantee shall survive until the termination of this Guarantee.

5.2 Investors’ Representations

Each Investor, severally but not jointly, represents, warrants and covenants to the Guarantor, solely with respect to itself, and acknowledges that the Guarantor is relying thereon, that:

(a) it is an entity duly formed and validly existing under the laws of its jurisdiction of formation and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) it has all requisite legal and corporate power and authority to execute and deliver this Guarantee and to perform its obligations hereunder;

(c) it has duly authorized, executed and delivered this Guarantee, and, upon acceptance by the Guarantor, this Guarantee will constitute a valid and binding agreement of such Investor, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority or other person is required for the execution, delivery or performance of this Guarantee by it; and

(e) neither the entering into, delivery or performance of this Guarantee nor the completion of the transactions contemplated hereby by it will: (i) conflict with or result in the violation or breach of any of the provisions of its constating documents, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any of its assets pursuant to any agreement or other instrument to which it is a party or by which it is bound or to which any of its assets is subject or (iii) result in the violation of any Law applicable to it, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not impair or delay its ability to perform its obligations hereunder.

The representations and warranties of each of the Investors contained in this Guarantee shall survive until the termination of this Guarantee.

ARTICLE 6

GENERAL

6.1 No Recourse Against Certain Persons

A director, officer, employee, shareholder or securityholder, as such, of the Guarantor shall not have any liability for any obligations of the Guarantor under this Guarantee or for any claim based on, in respect of or by reason of such obligations or its creation.

6.2 Notices

(a) Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e- mail or similar means of recorded electronic communication (in which case it may be executed by electronic signatures and electronic pdf signatures (including by email or scanned pages)) or sent by registered mail, charges prepaid, addressed as follows:

To the Guarantor:

133 Richmond Street West, Suite 302

Toronto, ON M5H 2L3

Canada

Attention:	Tamir Poleg, Chief Executive Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

To the Investors:

c/o Insight Partners

1114 Avenue of Americas, 36th Floor
New York, NY 10036

Attention: Andrew Prodromos, Deputy General Counsel and Chief Compliance Officer

E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Robert A. Rizzo
E-mail:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

In the case of any other Investor, to the address of the Investor contained on the register of maintained by the Issuer.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized courier, on the Business Day following the date of mailing.

(c) Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 6.2.

6.3 Entire Agreement/Amendment

This Guarantee and the other Transaction Agreements contain the entire agreement of the parties and supersede all prior agreements between the parties relating to the subject matter hereof. There are no representations, warranties, covenants or other agreements between the parties relating to the subject matter hereof except as stated or referred to herein or in the Transaction Agreements.

No amendment to, or waiver of any provision of, this Guarantee will be valid or binding unless set forth in writing and executed by each Investor. No failure of any party to exercise and no delay by it in exercising any right, power or remedy in connection with this Guarantee shall operate as a waiver of that right, nor shall any single or partial exercise of any right preclude any other or further exercise of that right or the exercise of any other right.

6.4 Assignment

No party may assign, transfer or delegate its rights, benefits or obligations under this Guarantee without the prior written consent of the other parties; except that (a) the rights and obligations of an Investor hereunder may be assigned, transferred or otherwise granted, in whole or part, without the prior written consent of the Guarantor or other Investors by such Investor to any transferee to whom such Investor validly transfers any of its Preferred Units in accordance with the LLC Agreement provided such Investor shall cause such transferee to execute and deliver to the Guarantor an assumption agreement, in form reasonably satisfactory to the Guarantor, pursuant to which such transferee agrees to be bound by the terms and conditions of this Guarantee and provides the representations and warranties in Section 5.2 with respect to itself; and (b) the rights and obligations of the Guarantor hereunder may be assigned, transferred or otherwise granted upon prior written notice (email to be sufficient) to the Investors by the Guarantor to any purchaser or transferee of all or substantially all of the Guarantor’s properties, securities and assets, in each case, provided that such assignee or transferee has assumed in full the obligations of the Guarantor and the Guarantor shall cause such assignee or transferee to execute and deliver to the Investors an assumption agreement, in form reasonably satisfactory to such parties, pursuant to which such assignee or transferee, as applicable, agrees to be bound by the terms and conditions of this Guarantee and provides the representations and warranties in Section 5.1 with respect to itself. Any other purported assignment, transfer or delegation other than in accordance with this Section 6.4 shall be null and void. The terms and provisions of this Guarantee shall be binding upon and enure to the benefit of the Guarantor and Investors and their respective successors and permitted assigns and, for greater certainty, a person shall cease to have any rights as an Investor hereunder upon the date on which all Preferred Units held by such person have been assigned, transferred, redeemed and/or exchanged for common shares in the capital of the Guarantor or any successor (as applicable) in accordance with their terms and all other sums, amounts and dividends, if any, outstanding with respect to such Preferred Units, or payable in respect of the Guaranteed Obligations, have been paid in full.

6.5 Further Assurances

Each party will, from time to time at the request of the other party, execute and deliver all such further documents and perform or cause to be performed such further acts or things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Guarantee.

6.6 Time

Time is of the essence in the performance of obligations set forth in this Guarantee.

6.7 Costs

Except as provided in this Agreement, or as otherwise agreed by the parties in writing, including as provided in the LLC Agreement, all costs and expenses incurred in connection with this Guarantee and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

6.8 Governing Law; Submission

This Guarantee and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Guarantee or the negotiation, execution or performance of this Guarantee, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

All matters, claims or actions arising out of or relating to this Guarantee shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 6.8 shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 6.8 and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Guarantee shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 6.2 of this Guarantee. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.8.

6.9 Severance

If any term of this Guarantee is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other term of this Guarantee or the legality, validity or enforceability in other jurisdictions of that or any other provision of this Guarantee. The parties shall use all reasonable endeavours to replace any provision held to be illegal, invalid or unenforceable with a legal, valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid provision.

6.10 Counterparts; Electronic Delivery

This Guarantee and all documents contemplated by or delivered under or in connection with this Guarantee may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures (including DocuSign) and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

6.11 Several Obligations

The obligations of each Investor under this Guarantee shall be several, and not joint.

6.12 Non-Recourse

Notwithstanding anything to the contrary in this Guarantee, (a) this Guarantee may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Guarantee may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investors or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Guarantee or in respect of any representations made or alleged to be made in connection herewith, (c) the Guarantor and its Affiliates shall have no rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investors or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 6.12 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have duly executed this Guarantee as of the date first written above.

THE REAL BROKERAGE INC.

Per:  signed “Tamir Poleg”
Name:  Tamir Poleg
Title:     Chief Executive Officer

REAL PIPE, LLC

Per:   signed “Michelle Ressler”
Name:    Michelle Ressler
Title:       Manager

INSIGHT PARTNERS XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

Insight Associates (EU) XI, S.a.r.l., its general partner

Per: signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

Schedule “A”

INVESTORS

INSIGHT PARTNERS XI, L.P.

INSIGHT PARTNERS (CAYMAN) XI, L.P.

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

INSIGHT PARTNERS (DELAWARE) XI, L.P.

INSIGHT PARTNERS (EU) XI, S.C.Sp